Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 250-3667


                                                            February 10, 2006
Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.

Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:


  Re:  Filing of Schedule 13G - Briazz Inc.

 Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13D/A with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13D/A by return e-mail confirmation.

                                                            Sincerely,



                                                            Jeffrey A. Ruiz









Enclosures

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No.1)

                    Under the Securities Exchange Act of 1934


                                  Briazz, Inc.
                     ---------------------------------------
                                 NAME OF ISSUER:


                                  Common Stock
                     ---------------------------------------
                          TITLE OF CLASS OF SECURITIES

                                    10782M104
                     ---------------------------------------
                                  CUSIP NUMBER

                                January 31, 2006
                     ---------------------------------------
             (Date of Event Which Requires Filing of this Statement)







If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Deutsche Bank AG*

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) [ ]
    (B) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Federal Republic of Germany


NUMBER OF         7.       SOLE VOTING POWER
SHARES                     0
BENEFICIALLY      8.       SHARED VOTING POWER
OWNED BY                   0
EACH              9.       SOLE DISPOSITIVE POWER
REPORTING                  0
PERSON WITH       10.      SHARED DISPOSITIVE POWER
                           0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        0

14. TYPE OF REPORTING PERSON

    HC, CO, BK

Item 1.           Security and Issuer.

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Deutsche Bank AG ("Deutsche Bank,") hereby amends the Statement on Schedule 13D filed by the Reporting Person on August 11, 2003, relating to the Common Stock, $0.01 par value (the "Shares"), of Briazz, Inc., a Delaware corporation (the "Company").

         In addition, in accordance with Securities Exchange Act Release No. 39538 (January 12, 1998), this filing reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Act, this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.

Item 5.           Interest in Securities of the Issuer.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

As of January 31, 2006, Deutsche Bank AG London, acting through its investment advisor DB Alternative Trading Inc., divested all of its prior equity ownership interest in Briazz in return for a cash payment and the issuance of a new note to Deutsche Bank AG.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated: February 10, 2006

                                                      DEUTSCHE BANK AG

                                                      By: /s/ Jeffrey A. Ruiz
                                                      Name: Jeffrey A. Ruiz
                                                      Title: Vice President

                                                      By: /s/ Pasquale Antolino
                                                      Name: Pasquale Antolino
                                                      Title: Associate